CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2025
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2025, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of United States dollars) (Unaudited)

As at	Notes	June 30, 2025	March 31, 2025
			Restated - Note 2
ASSETS
Current
Cash		118,692	93,922
Accounts receivable		4,105	4,094
Prepaid expenses		19,164	15,412
Other current assets		1,689	2,024

Total Current Assets		143,650	115,452

Non-current
Equipment	3	82	98
Intangible assets	4	30,184	28,532
Goodwill	5	36,897	35,815

Total Non-Current Assets		67,163	64,445

TOTAL ASSETS		210,813	179,897

LIABILITIES
Current
Accounts payable and accrued liabilities		14,553	14,900

Total Current Liabilities		14,553	14,900

Non-current
Convertible Debentures	6	44,500	—

Total Non-Current Liabilities		44,500	—

TOTAL LIABILITIES		59,053	14,900

SHAREHOLDERS' EQUITY
Share capital	7	333,146	344,949
Contributed surplus		31,024	32,626
Options reserve	7	33,614	36,262
Warrants reserve	7	19,194	20,493
Accumulated other comprehensive income (loss)		932	(13,940)
Deficit		(266,150)	(255,393)

TOTAL SHAREHOLDERS' EQUITY		151,760	164,997

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		210,813	179,897
Corporate information (note 1); Material accounting policy information and basis of preparation (note 2); Contracts, commitments and contingencies (note 11); Subsequent events (note 14)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on August 13, 2025 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of United States dollars, except share and per share amounts) (Unaudited)

		For the three months ended June 30,
	Notes	2025	2024
			Restated - Note 2
EXPENSES
Research	9	14,995	5,877
General and administrative costs	10	8,876	6,068
Share-based compensation	7	753	2,904

TOTAL EXPENSES		24,624	14,849

OTHER INCOME (EXPENSES)
Foreign currency translation gain		1,944	2,450
Interest income		955	1,565
Other income		29	—
Debt issuance costs	6	(2,917)	—
TOTAL OTHER INCOME		11	4,015

NET LOSS FOR THE PERIOD		(24,613)	(10,834)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation differences for foreign operations		490	(2,955)
COMPREHENSIVE LOSS FOR THE PERIOD		(24,123)	(13,789)

Basic loss per share for the period		(1.10)	(0.54)
Weighted average number of common shares outstanding - basic		22,401,197	20,001,404
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three-month periods ended June 30, 2025 and 2024
(All amounts expressed in thousands of United States dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$
Balance as at March 31, 2024 - Restated - Note 2		20,001,404	331,000	19,060	30,283	8,756	(173,786)	132	215,445
Share issuance costs	7	—	(109)	—	—	—	—	—	(109)
Options cancelled	7	—	—	—	(23,435)	23,435	—	—	—
Share-based compensation	7	—	—	—	2,904	—	—	—	2,904
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(2,955)	(2,955)
Net loss for the period		—	—	—	—	—	(10,834)	—	(10,834)
Balance as at June 30, 2024		20,001,404	330,891	19,060	9,752	32,191	(184,620)	(2,823)	204,451

Balance as at March 31,2025 - Restated - Note 2		21,610,704	344,949	20,493	36,262	32,626	(255,393)	(13,940)	164,997
Foreign exchange impact of change in functional currency	2	—	(21,936)	(1,299)	(3,272)	(1,731)	13,856	14,382	—
At-the-market offering - net of share issuance costs	7	1,422,423	10,133	—	—	—	—	—	10,133
Options forfeited/expired	7	—	—	—	(129)	129	—	—	—
Share-based compensation	7	—	—	—	753	—	—	—	753
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	490	490
Net loss for the period		—	—	—	—	—	(24,613)	—	(24,613)
Balance as at June 30, 2025		23,033,127	333,146	19,194	33,614	31,024	(266,150)	932	151,760

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of United States dollars) (Unaudited)

		For the three months ended June 30,
	Notes	2025	2024
			Restated - Note 2
OPERATING ACTIVITIES
Net loss for the period		(24,613)	(10,834)
Adjustments for items not affecting cash:
Depreciation and amortization	3, 4	38	101
Share-based compensation	7	753	2,904
Lease interest accretion		—	2
Gain on sale of lab equipment	3	(7)	—
Unrealized foreign currency translation		(1,944)	(2,450)
		(25,773)	(10,277)
Net changes in non-cash working capital items:
Accounts receivable		(11)	(72)
Prepaid expenses		(3,752)	(5,798)
Other current assets		335	132
Accounts payable and accrued liabilities		(347)	(3,873)
Net cash flows used in operating activities		(29,548)	(19,888)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	3, 4	(231)	(173)
Proceeds received from sale of lab equipment	3	10	—
Net cash flows used in investing activities		(221)	(173)

FINANCING ACTIVITIES
Proceeds received on issuance of Convertible Debentures	6	44,500	—
Proceeds on issuance of common shares, net	7	10,133	—
Share issuance costs		—	(109)
Lease payments		—	(63)
Net cash flows provided by (used in) financing activities		54,633	(172)
Effects of exchange rate changes on cash		(94)	(101)

Net increase (decrease) in cash		24,770	(20,334)
Cash, beginning of period		93,922	154,238
Cash, end of period		118,692	133,904
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s seven subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”) and Cybin UK Ltd. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9. The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. Effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.
Effective June 4, 2025, the Company completed the formal dissolution of the wholly-owned subsidiaries Journey and Serenity. These entities were non-operational prior to their dissolution and had no material impact on the Company’s condensed interim consolidated financial statements.
The Company is a clinical-stage neuropsychiatric company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three months ended June 30, 2025 were approved and authorized for issue by the board of directors on August 13, 2025.
Stock exchange listings
Cybin’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") and NYSE American LLC under the symbol “CYBN” and on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 previously existing Common Shares (the "Consolidation"). As a result, the number of Common Shares, warrants, options and earnings per share presented in these consolidated financial statements have been restated retrospectively for all the years to reflect the Consolidation.
2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements for the three months ended June 30, 2025, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2025.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2025.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
These consolidated financial statements are presented in United States dollars ("$", "U.S. Dollars" or "USD"), the Company’s new presentation currency. The subsidiaries’ functional currencies as of April 1, 2025 are as follows:

Entity	Currency	Ownership
Cybin Corp.	U.S. dollars	100%
Journey[1]	Canadian dollars	100%
Serenity[1]	Canadian dollars	100%
Cybin US2	U.S. dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
1 Effective June 4, 2025, the Company completed the formal dissolution of this wholly-owned subsidiary
2 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin.

Change in presentation currency
Effective April 1, 2025, the Company changed its presentation currency from CAD to USD to better reflect the Company's operations, align with the currency in which the majority of cash based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. In accordance with IAS 21.39, prior-period comparative financial statement amounts have been translated as follows:
•Assets and liabilities at comparative balance sheet dates were translated at the closing rate on those dates.
•Income and expense items for prior periods were translated using the average rate for the respective periods.
•Equity transactions were translated at the historical rates on the dates they occurred.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

These adjustments are for presentation purposes only and did not result in a restatement of previously issued Canadian dollar financial statements.

Change in functional currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
Effective April 1, 2025, the Company changed the functional currency of Cybin Inc., Cybin Corp., and Cybin US (the "Affected Entities") from Canadian dollars ("C$" or "CAD") to United States dollars. This change was driven by a shift in the primary economic environment in which these entities operate, including changes in the currency of underlying transactions such as purchases, and financing activities.
In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the change in functional currency has been applied prospectively from April 1, 2025, and on that date:
•All assets, liabilities, and equity balances were translated from CAD to USD using the spot exchange rate on the date of change (1 CAD = 0.6956 USD).
•No retrospective restatement of prior-period comparatives was performed in the Company’s books and records.
•From April 1, 2025 onward, all transactions in Cybin Inc., Cybin Corp., and Cybin US are recorded in USD, and the USD is now the primary currency used for measurement and financial reporting.

As a result of the change in functional currency, equity balances that had been translated at historical rates as a result of the change in presentation currency, were revised on April 1, 2025, for the Affected Entities, to reflect the exchange rate on the date of the functional currency change. The resulting impact is presented in the statement of changes of equity as "Foreign exchange impact from change in functional currency".

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2025.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. During the three months ended June 30, 2025, the Company introduced new significant estimates and assumptions related to the valuation of convertible debentures.

The Company measures the fair value of its convertible debentures at fair value through profit and loss using a discounted cash flow model for the debt component and Black Scholes pricing model with an embedded Monte Carlo simulation to calculate the conversions component fair value. Key assumptions used in the models include the risk free interest rate, stock volatility, and the price per Common Share, as well as certain

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

unobservable inputs including forecasted price per Common Share and the five day average volume weighted average price ("VWAP'), expected timing and amount of conversions that will occur over the course of the Convertible Debentures' maturity. Changes to these inputs and assumptions could have a significant impact on the measurement of the convertible debentures.

Except as noted above, there have been no material changes to the critical accounting estimates and judgments set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2025.

New standards and interpretations not yet adopted
IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that will replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at FVTOCI. The new standard will be effective for annual periods beginning on or after January 1, 2026. The Company is in the process of assessing the impact of the standard on the consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company’s consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2025 - Restated - Note 2	477	210	687
Additions	—	14	14
Lap equipment disposal	(46)	—	(46)
Balance as at June 30, 2025	431	224	655

Accumulated Depreciation
Balance as at March 31, 2025 - Restated - Note 2	408	181	589
Depreciation charge	23	4	27
Lap equipment disposal	(43)	—	(43)
Balance as at June 30, 2025	388	185	573

Net book value as at March 31, 2025 - Restated - Note 2	69	29	98
Net book value as at June 30, 2025	43	39	82
During the three months ended June 30, 2025, the Company disposed of lab equipment with a carrying amount of $3 for proceeds of $10, resulting in a gain of $7 recognized in the statement of loss and comprehensive loss as "Other income".
4.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2025 - Restated - Note 2	24,938	2,639	1,019	51	28,647
Additions	—	217	—	—	217
Effect of foreign exchange	1,403	43	—	—	1,446
Balance as at June 30, 2025	26,341	2,899	1,019	51	30,310

Accumulated Amortization
Balance as at March 31, 2025 - Restated - Note 2	—	—	68	47	115
Amortization charge	—	—	7	4	11
Balance as at June 30, 2025	—	—	75	51	126

Net book value as at March 31, 2025 - Restated - Note 2	24,938	2,639	951	4	28,532
Net book value as at June 30, 2025	26,341	2,899	944	—	30,184

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

5. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2025 - Restated - Note 2	35,815
Effect of foreign exchange	1,082
Balance as at June 30, 2025	36,897

6.    CONVERTIBLE DEBENTURES

On June 30, 2025, the Company entered into a securities purchase agreement (the “SPA”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to issue to High Trail up to $500,000 of unsecured convertible debentures (the “Convertible Debentures”). The sale and issuance of Convertible Debentures with a principal amount of $50,000 was completed on June 30, 2025 (the "Initial Issuance Date").

The Convertible Debentures have a two-year term (the “Convertible Debenture Term”). On closing, the Company pre-paid guaranteed interest of $5,500, equal to 11% of the amount issued for the Convertible Debenture Term (the equivalent of 5.5% per annum). Upon the occurrence of an event of default, interest would increase to 18% per annum on the outstanding principal balance.

Subject to the terms of the SPA and the Convertible Debentures, High Trail is to be entitled to convert the principal amount and accrued and unpaid interest, if any, in whole or in part, from time to time, into Common Shares at a conversion price per Common Share equal to the lower of (a) $10.92, which is equal to 130% VWAP of the Common Shares on the day prior to the Initial Issuance Date or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion.

The Company, in its sole discretion, may prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice prior to such prepayment. The prepayment is to include, (i) if paid during the first year after closing, a 5% premium on the amount of the prepayment or (ii) if paid during the second year after closing, a 3% premium on the amount of the prepayment.

The terms of the Convertible Debentures restrict the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.

The Convertible Debentures qualifies as a hybrid financial instrument under IFRS 9. The embedded conversion feature does not meet the ‘fixed-for-fixed’ criterion under IAS 32, and therefore the instrument does not qualify for any equity classification, until conversion occurs. Additionally, the embedded derivative could not be separated from the host contract due to the interdependence of their contractual cash flows. As a result, in accordance with IFRS 9 – Financial Instruments, the entire instrument has been classified as a financial liability

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

at fair value through profit or loss ("FVTPL"). The liability is therefore measured at fair value at each reporting date, with any changes in fair value recognized in profit or loss.

The fair value of the Convertible Debentures was determined using a valuation model that incorporates observable inputs such as the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted share price and five day VWAP, expected timing and amount of conversions that will occur over the course of the Convertible Debentures' maturity. The Company used a Monte Carlo simulation to forecast the price per Common Share throughout the conversion period. On the Initial Issuance Date, and as at June 30, 2025, the fair value of the Convertible Debentures was determined to be $45,700 (the "Fair Value"). Key assumptions used in determining the Fair Value include a discount rate of approximately 20% and volatility of approximately 67.5%. The net cash received on issuance was $44,500 (the "Transaction Price"), representing the principal amount of $50,000 less pre-paid guaranteed interest of $5,500. The difference between the Fair Value and the Transaction Price resulted in a deferred day 1 loss of $1,200, which is unrecognized as at June 30, 2025. The day 1 loss is not recognized at initial recognition because the Fair Value of the Convertible Debentures is based on a valuation technique where not all the inputs are observable. This deferred day 1 loss is to be recognized in net loss over time, to the extent that it arises from changes in factors that market participants would consider when pricing the Convertible Debentures, such as the passage of time and the conversion of the Convertible Debentures into Common Shares. Any future changes in fair value, including the recognition of the deferred day 1 loss, are to be recognized in the statement of loss and comprehensive loss as “Fair value gain (loss) on financial instruments”.

In connection with the issuance of the Convertible Debentures, the Company incurred debt issuance costs of $2,917, which is composed of placement agent fees, advisory fees and other professional fees directly attributable to the issuance of the Convertible Debentures. The debt issuance costs have been expensed as incurred in accordance with IFRS 9 for financial liabilities that are measured at FVTPL and are presented in the statement of profit or loss as "Debt issuance costs".

The Convertible Debentures are classified as a Level 3 financial instrument in the fair value hierarchy under IFRS 13.
7.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
During the three months ended June 30, 2025, the Company completed the following share issuances:

On February 10, 2025, the Company established a new at-the-market equity program (the “2025 ATM Program”) that allow the Company to issue and sell up to US$100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2025 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2025 Distribution

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Agreement”) dated February 10, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2025 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2025 ATM Program and September 17, 2025, unless earlier terminated in accordance with the terms of the 2025 Distribution Agreement.

During the three months ended June 30, 2025, the Company sold 1,422,423 Common Shares under the ATM Program at an average price of $7.36 per Common Share, for aggregate gross proceeds of $10,465 . Common Share issuance costs related to the ATM Programs for the period were $332.

Preferred Shares
As at June 30, 2025, the Company had no preferred shares outstanding.

Cybin US Class B Shares

Number of Class B Shares
Balance as at March 31, 2025	36,084.7
Converted into Common Shares	—
Balance as at June 30, 2025	36,084.7
As at June 30, 2025, 36,084.7 class B common shares of Cybin US (“Class B Shares”) were outstanding, and are exchangeable for a total of 9,496 Common Shares. The Class B Shares are exchangeable at the holder’s option for Common Shares on the basis of 0.26316 Common Shares for 1 Class B Share. These consolidated financial statements reflect issued Class B Shares on an as-converted basis.
During three months ended June 30, 2025 no Class B Shares were issued or converted.
c)Warrants

The continuity of the outstanding warrants for the three months ended June 30, 2025, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2025	2,796,197	16.72
Issued	—	—
Exercised	—	—
Expired	—	—
Outstanding as at June 30, 2025	2,796,197	$17.20
Exercisable as at June 30, 2025	2,796,197	$17.20
1Certain warrants were issued in CAD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The following summarizes information about warrants outstanding as at June 30, 2025:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated issue date fair value (US$000's)	Weighted average remaining contractual life
					Years
August 4, 2028	635,887	635,887	US$15.20	3,184	3.10
May 14, 2029	1,754,386	1,754,386	US$19.38	12,419	3.87
June 15, 2030	336,843	336,843	C$9.50	2,707	4.96
August 20, 2030	38,818	38,818	C$24.32	651	5.14
November 15, 2030	30,263	30,263	C$9.50	233	5.38
	2,796,197	2,796,197		19,194	3.86
d) Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the equity incentive plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

The changes in options for the three months ended June 30, 2025 are as follows:

	Number of Options	Weighted average exercise price

As at March 31, 2025	3,956,684	C$15.23
Granted	—	—
Exercised	—	—
Forfeited/Expired	(10,768)	C$30.68
Outstanding as at June 30, 2025	3,945,916	C$15.19
Exercisable as at June 30, 2025	3,776,904	C$15.12

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The following summarizes information about stock options outstanding on June 30, 2025:

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise price	Estimated issue date fair value (US$000's)	Weighted average remaining life
					Years
August 28, 2025	27,631	27,631	C$9.50	130	0.15
September 30, 2025	7,106	7,106	C$28.50	68	0.25
November 4, 2025	25,000	25,000	C$28.50	354	0.35
November 15, 2025	9,869	9,869	C$28.50	76	0.38
November 15, 2025	5,263	5,263	C$34.58	37	0.38
December 11, 2025	5,263	5,263	C$56.24	147	0.45
December 14, 2025	2,829	2,829	C$66.12	91	0.46
December 31, 2025	2,500	2,500	C$13.11	20	0.50
December 31, 2025	3,947	3,947	C$16.72	37	0.50
December 31, 2025	5,263	5,263	C$21.28	55	0.50
February 15, 2026	1,974	1,974	C$77.14	76	0.63
March 10, 2026	5,725	5,725	C$52.82	151	0.69
March 15, 2026	7,895	7,895	C$58.90	251	0.71
March 29, 2026	987	987	C$50.16	25	0.74
March 31, 2026	4,342	4,342	C$13.11	34	0.75
March 31, 2026	3,339	3,339	C$16.72	31	0.75
March 31, 2026	986	986	C$21.28	10	0.75
June 28, 2026	4,475	4,475	C$110.20	247	0.99
September 26, 2026	25,657	25,657	C$30.02	306	1.24
November 15, 2026	13,158	11,513	C$27.17	108	1.38
December 31, 2026	32,896	32,896	C$57.00	940	1.50
March 4, 2027	526	526	C$42.94	11	1.68
March 8, 2027	10,526	10,526	C$38.76	205	1.69
June 30, 2028	277,949	277,949	C$16.72	2,580	3.00
September 26, 2028	2,632	2,632	C$30.02	41	3.24
March 20, 2029	526	460	C$21.28	6	3.72
April 5, 2029	284,873	213,620	C$21.28	2,794	3.76
June 30, 2032	7,895	7,895	C$34.20	124	7.00
August 15, 2034	3,049,784	3,018,336	C$13.11	24,038	9.13
November 27, 2034	80,100	33,000	C$14.37	464	9.41
March 7, 2035	35,000	17,500	C$10.45	157	9.68
	3,945,916	3,776,904		33,614	7.87
The Company recognized share-based payments expense related to the issuance of stock options for the three months ended June 30, 2025 of $753 (three months ended June 30, 2024 - $2,904).
The outstanding options and warrants disclosed above were anti-dilutive for the three months ended June 30, 2025 and 2024 and did not impact the calculation of the loss per share.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

8. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the three months ended June 30, 2025 and 2024 are as follows:

	Three month period ended June 30,
	2025	2024
		Restated - Note 2
	$	$
Payroll, consulting and benefits[1]	972	1,980
Share-based compensation
Options	257	669
Total	1,229	2,649
1 For the three months ended June 30, 2025, includes $889 (2024 - $1,670) presented in the consolidated statements of loss and comprehensive loss as a part of “General and administrative costs” and $83 (2024 - $310) presented in the consolidated statements of loss and comprehensive loss as a part of “Research”.

9. RESEARCH EXPENSES

	Three month period ended June 30,
	2025	2024
		Restated - Note 2
	$	$
Advancement of development programs	12,095	3,386
Payroll and benefits	2,596	2,155
Lab and administration	280	123
Professional and consulting fees	24	213
Total	14,995	5,877

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended June 30,
	2025	2024
		Restated - Note 2
	$	$
Professional and consulting fees	2,908	460
Capital market	2,059	1,905
Payroll and benefits	1,607	2,208
Business development	1,125	464
Office and administration	770	561
Investor relations and marketing media	381	396
Listing fees	26	74
Total	8,876	6,068
11. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at June 30, 2025, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $62,712. The Company expects to pay this amount within the 24 months ending June 30, 2027, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $9,500. At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the condensed interim consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at June 30, 2025, there was no ongoing litigation and therefore no contingent liabilities have been recorded in the condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three months ended June 30, 2025.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	June 30, 2025	March 31, 2025
		Restated - Note 2
	$	$
Shareholders’ equity comprised of:
Share capital	333,146	344,949
Contributed surplus	31,024	32,626
Options reserve	33,614	36,262
Warrants reserve	19,194	20,493
Accumulated other comprehensive income (loss)	932	(13,940)
Deficit	(266,150)	(255,393)
Total	151,760	164,997

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	June 30, 2025	March 31, 2025
		Restated - Note 2
	$	$
Financial assets, measured at fair value:
Cash	118,692	93,922
Financial assets, measured at amortized cost:
Accounts receivable	305	491
Financial liabilities, measured at fair value:
Convertible debentures	44,500	—
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	14,553	14,900
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Convertible Debentures are classified as Level 3, refer to note 6 for further details.
There were no transfers between levels of the fair value hierarchy for the three months ended June 30, 2025.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Day 1 gains/losses
Upon acquisition of a financial instrument, the Company measures its fair value and compares this to the acquisition price. The difference is recognized as a gain or loss only if fair value is based on a quoted price in an active market or based on a valuation technique that uses only data from observable markets. As as June 30, 2025, the Company had an unrecognized day 1 loss on the Convertible Debentures of $1,200.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at June 30, 2025 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
The Convertible Debentures measured at fair value through profit or loss are exposed to credit risk. The fair value of this liability reflects the Company’s own credit risk, which is considered in the valuation models. Changes in the Company’s creditworthiness can materially affect the fair value of this liability and consequently impact profit or loss.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at June 30, 2025, the Company had cash of $118,692 (March 31, 2025 - $93,922) in order to meet current liabilities. Current liabilities include accounts payable and accrued liabilities of $14,553 (March 31, 2025 - $14,900). All amounts are due within the next 12 months. Non current liabilities include a hybrid convertible debt instrument, the Convertible Debentures, with a contractual undiscounted cash flow $50,000 maturing on June 30, 2027. Although the Company expects the Convertible Debentures to be converted to equity prior to maturity, the analysis below reflects the full contractual cash flow in accordance with IFRS 7.

Financial Liability	Due within 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Total
Accounts payable and accrued liabilities	14,553	—	—	14,553
Convertible Debentures	—	50		50
Total	14,553	50	—	14,603

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Market risk
The significant market risks to which the Company is exposed are interest rate risk, equity price risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at June 30, 2025, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $711 over a one-year period.

The Company is also exposed to interest rate risk in relation to the outstanding Convertible Debentures. Although the Company has prepaid the interest and is not exposed to cash flow interest rate risk, changes in market interest rates may affect the fair value of the Convertible Debentures.
Equity price risk
The Company is exposed to equity price risk arising from the Convertible Debentures, which is convertible into Common Shares of the Company at a conversion price per Common Share equal to the lower of (a) $10.92, which is equal to 130% of the VWAP of the Common Shares on the day prior to the initial issuance of the Convertible Debentures, or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion. Equity price risk arises from potential fluctuations in the market price of the Company’s Common Shares, which directly impact the number of shares to be issued upon conversion and the fair value of the Convertible Debentures.
The fair value of the conversion feature of the Convertible Debentures is measured at fair value through profit or loss and is remeasured at each reporting date. Changes in the price per Common Share results in corresponding changes to the fair value of the Convertible Debentures.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while the functional currency of USD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

At June 30, 2025 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against USD:

Denominated in:	CAD $000's	GBP 000's	EUR 000's
Cash	686	56	26
Accounts payable and accrued liabilities	(2,412)	(245)	(90)
	(1,726)	(189)	(64)
Foreign currency rate	0.7330	1.3717	1.1716
Equivalent in United States dollars	(1,265)	(259)	(75)
Impact of 10% change in exchange rate	(127)	(26)	(8)

Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.
14. SUBSEQUENT EVENTS
Conversion of Convertible Debentures

On July 17, 2025, High Trail converted $4,250 of the Convertible Debentures into 566,394 Common Shares at a conversion price of $7.5036, which represented the VWAP of the Common Shares for the five trading days immediately prior to conversion.